AMENDMENT NO. 1 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 1 TO CREDIT AGREEMENT (the ***"Amendment"***) is entered into as of March 30, 2007 by and among **INTEROIL CORPORATION**, as Borrower, **MERRILL LYNCH CAPITAL CORPORATION**, as Administrative Agent, **MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED** and **CLARION FINANZ AG**, as Co-Lead Arrangers and Co-Bookrunners, and **MERRILL LYNCH CAPITAL CORPORATION**, as Collateral Agent, and the lenders that are signatories to this Amendment (collectively, the ***"Lenders"***). The Borrower, the Administrative Agent, the Co-Lead Arrangers and Co-Bookrunners, the Collateral Agent and the Lenders are sometimes referred to herein individually as a ***"Party"*** and collectively as the ***"Parties."***

RECITALS:

WHEREAS, the Borrower, the Administrative Agent, the Co-Lead Arrangers and Co-Bookrunners, the Collateral Agent and the Lenders have entered into that certain Credit Agreement, dated as of May 4, 2006 (the ***"Credit Agreement"***);

WHEREAS, the Borrower and certain affiliates of the other Parties have been negotiating in good faith with an intention to agree upon and execute a Definitive LNG/NGL Project Agreement as contemplated by Section 7.2 of the Credit Agreement and that certain Memorandum of Understanding dated as of May 4, 2006 (the ***"LNG/NGL Project MOU"***) by and among the Borrower, Merrill Lynch Commodities (Eurpoe) Limited and Clarion Finanz AG (the ***"LNG/NGL Project MOU Parties"***);

WHEREAS, in recognition of the foregoing, the Parties wish to amend the Credit Agreement to extend the date on which the interest rate under the Credit Agreement may increase, as more particularly set forth herein; and

WHEREAS, the LNG/NGL Project MOU Parties are, simultaneously with the execution by the Parties of this Amendment, executing an amendment to the LNG/NGL Project MOU in order to extend its scheduled termination date.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1. The definition of the term "Applicable Interest Rate" set forth in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and is replaced by the following:

> "Applicable Interest Rate" means, (a) in respect of the period commencing on the Effective Date and ending on June 30, 2007, the rate of four percent (4%) per annum; and (b) for the period commencing on July 1, 2007, the rate of ten percent (10%) per annum; *provided however*, that in the event that the Definitive LNG/NGL Project Agreement is executed and delivered on or prior to June 30, 2007, the Applicable Interest Rate for the period referenced in sub-clause (b) above shall be the rate of four percent (4%) per annum."

2. The second and third full sentences of Section 7.2 of the Credit Agreement are hereby deleted in their entirety, and are replaced by the following:

"In the event the Definitive LNG/NGL Project Agreement is executed and delivered on or prior to June 30, 2007, the Applicable Interest Rate shall be adjusted commencing on July 1, 2007 in accordance with the definition of "Applicable Interest Rate" set forth in Section 1.1. In the event that the Borrower and the applicable Lenders (or such Lenders' Affiliates) that are parties to the LNG/NGL Project MOU fail to execute and deliver the Definitive LNG/NGL Project Agreement on or prior to June 30, 2007, (a) the Applicable Interest Rate shall be increased to 10% commencing on July 1, 2007 in accordance with the definition of "Applicable Interest Rate" set forth in Section 1.1, and (b) the LNG/NGL Project MOU shall immediately terminate without further action by any party thereto and the parties thereto shall have no further obligations thereunder."

3. Capitalized terms used in this Amendment that are defined in the Credit Agreement shall have the meanings attributable to such terms in the Credit Agreement, unless otherwise defined in this Amendment.

4. This Amendment shall be governed by and construed in accordance with the Laws of the State of New York.

5. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

6. Except as modified and expressly amended by this Amendment and any other supplement or amendment, all of the terms, provisions and conditions of the Credit Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized representatives, to be effective as of the day and year first above written.

Borrower:

INTEROIL CORPORATION

By: [signature]
Name: [handwritten]
Title: [handwritten]

Lenders:

MERRILL LYNCH CAPITAL CORPORATION

By: ______________________
Name: ______________________
Title: ______________________

CLARION FINANZ AG

By: ______________________
Name: ______________________
Title: ______________________

PACIFIC LNG OPERATIONS LTD.

By: ______________________
Name: ______________________
Title: ______________________

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized representatives, to be effective as of the day and year first above written.

Borrower:

INTEROIL CORPORATION

By: ____________________
Name: ____________________
Title: ____________________

Lenders:

MERRILL LYNCH CAPITAL CORPORATION

By: ____________________
Name: CAROL J.E. FEELEY
Title: VICE PRESIDENT

CLARION FINANZ AG

By: ____________________
Name: ____________________
Title: ____________________

PACIFIC LNG OPERATIONS LTD.

By: ____________________
Name: ____________________
Title: ____________________

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized representatives, to be effective as of the day and year first above written.

Borrower:

INTEROIL CORPORATION

By: ______________________
Name: ______________________
Title: ______________________

Lenders:

MERRILL LYNCH CAPITAL CORPORATION

By: ______________________
Name: ______________________
Title: ______________________

CLARION FINANZ AG

By: ______________________
Name: Carlo Civelli
Title: Director

PACIFIC LNG OPERATIONS LTD.

By: ______________________
Name: Carlo Civelli
Title: Director

Other Credit Agreement Parties:

MERRILL LYNCH CAPITAL CORPORATION,
as Administrative Agent

By: ____________________
Name: ____________________
Title: ____________________

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
as Co-Lead Arranger and Co-Bookrunner

By: ____________________
Name: ____________________
Title: ____________________

CLARION FINANZ AG,
as Co-Lead Arranger and Co-Bookrunner

By: [signature]
Name: Carlo Civelli
Title: Director

MERRILL LYNCH CAPITAL CORPORATION,
as Collateral Agent

By: ____________________
Name: ____________________
Title: ____________________

Other Credit Agreement Parties:

MERRILL LYNCH CAPITAL CORPORATION,
as Administrative Agent

By: ______________________
Name: CAROL J. E. FEELEY
Title: VICE PRESIDENT

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
as Co-Lead Arranger and Co-Bookrunner

By: ______________________
Name: CAROL J. E. FEELEY
Title: DIRECTOR

CLARION FINANZ AG,
as Co-Lead Arranger and Co-Bookrunner

By: ______________________
Name: ______________________
Title: ______________________

MERRILL LYNCH CAPITAL CORPORATION,
as Collateral Agent

By: ______________________
Name: CAROL J. E. FEELEY
Title: VICE PRESIDENT

Other Credit Agreement Parties:

MERRILL LYNCH CAPITAL CORPORATION,
as Administrative Agent

By: ______________________________
Name: ______________________________
Title: ______________________________

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
as Co-Lead Arranger and Co-Bookrunner

By: ______________________________
Name: ______________________________
Title: ______________________________

CLARION FINANZ AG,
as Co-Lead Arranger and Co-Bookrunner

By: [signature]
Name: Carlo Civelli
Title: Director

MERRILL LYNCH CAPITAL CORPORATION,
as Collateral Agent

By: ______________________________
Name: ______________________________
Title: ______________________________